UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For October 11, 2012

Commission File Number: 000-51672

FreeSeas Inc.

10, Eleftheriou Venizelou Street (Panepistimiou Ave.)

106 71, Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

FreeSeas Inc. Enters into Investment Agreement

On October 11, 2012, FreeSeas Inc. (the “Company”) entered into an Investment Agreement (the “Investment Agreement”) with Dutchess Opportunity Fund, II, LP (the “Investor”), a fund managed by Dutchess Capital Management, II, LLC (“Dutchess Capital”), pursuant to which, for a 36-month period, the Company has the right to sell up to 2,352,962 shares of the Company’s common stock. The Company has agreed to pay a non-refundable document preparation fee of $10,000 to the Investor. The Company intends to use the proceeds of the sale of shares pursuant to the Investment Agreement for general corporate and working capital purposes.

The Investment Agreement entitles the Company to sell and obligates the Investor to purchase, from time to time over a period of 36 months (the “Open Period”), 2,352,962 shares of the Company’s common stock, subject to conditions the Company must satisfy as set forth in the Investment Agreement. For each share of common stock purchased under the Investment Agreement, the Investor will pay 98% of the lowest daily volume weighted average price during the pricing period, which is the five consecutive trading days commencing on the day the Company delivers a put notice to the Investor. Each such put may be for an amount not to exceed the greater of $200,000 or 200% of the average daily trading volume of the Company’s common stock for the three consecutive trading days prior to the notice date, multiplied by the average of the three daily closing prices immediately preceding the notice date. In no event, however, shall the number of shares of common stock issuable to the Investor pursuant to a put cause the aggregate number of shares of common stock beneficially owned by the Investor and its affiliates to exceed 9.99% of the outstanding common stock at the time.

The shares of common stock to be issued to the Investor under the Investment Agreement will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended. As a condition precedent to the Company’s right to deliver a put notice, the shares of common stock offered and sold under the Investment Agreement must be registered for resale. The Company has entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company has an obligation to file a registration statement with the U. S. Securities and Exchange Commission covering the possible resale by the Investor of any shares to be issued to the Investor under the Investment Agreement.

The Company’s right to deliver a put notice and the obligations of the Investor with respect to a put is subject to the Company’s satisfaction of a number of conditions, including, but not limited to:

•	That the Company’s common stock is trading on a “principal market” as defined in the Investment Agreement; the Company's common stock shall not have been suspended from trading for a period of two consecutive trading days during the Open Period and the Company shall not have been notified of any pending or threatened proceedings or other action to suspend the trading of the common stock;

•	That the issuance of shares of common stock with respect to the applicable put notice will not violate any applicable shareholder approval requirements of the principal market; and

•	That a registration statement is effective.

The closing of a sale of shares pursuant to a put notice shall occur within three trading days of the put settlement date, which is the first trading day following the pricing period. The Investment Agreement provides for a penalty for late delivery of shares equal to, per day, $100 multiplied by the number of days late, with the total penalty amount cumulative for all days late. The Company may terminate the Investment Agreement upon written notice to the Investor. Any and all shares, or penalties, if any, due under the Investment Agreement shall be immediately due and payable upon termination of the Investment Agreement.

Exhibits

Exhibit No.	Description

99.1	Investment Agreement dated as of October 11, 2012 by and between FreeSeas Inc. and Dutchess Opportunity Fund, II, LP, a Delaware limited partnership.

99.2	Registration Rights Agreement dated as of October 11, 2012, by and between FreeSeas Inc. and Dutchess Opportunity Fund, II, LP, a Delaware limited partnership.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: October 12, 2012
	By:	/s/ Alexandros Mylonas
		Name:	Alexandros Mylonas
		Title:	Chief Financial Officer

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